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                                                                     EXHIBIT 5.1

                    [CHAPARRAL STEEL COMPANY LETTERHEAD]



                             FOR IMMEDIATE RELEASE

             CHAPARRAL STEEL COMPANY ANNOUNCES PLANS FOR NEW PLANT


(Midlothian, Texas - April 22, 1997) The Board of Directors of Chaparral Steel Company (NYSE - CSM) today announced that it has given approval for a new structural steel mill - "Chaparral East." Engineering contracts have been executed. The specific plant location in the eastern United States is being finalized.

"The new mill's annual capacity will exceed one million tons and all products will be made from recycled steel," stated Gordon E. Forward, President. "With the reduction in domestic suppliers that has taken place over the last few years, the North American structural market requires substantial imports to meet demand. This low operating cost facility will be well positioned to supply expected market needs."

Chaparral East will incorporate the patented Near Net Shape Casting technology previously developed at the Company's Texas plant. The new facility will be the first to combine the casting technology with state-of-the-art melting technology and a proprietary, Schloemann SMS designed rolling mill to provide both low operating costs and a wide range of products. The plant will also utilize Chaparral's material recycling expertise.

The new mill will make a full range of structural beams up to 36 inches in depth, extending Chaparral's current range of 4 to 24 inches. North American and European sheet pile sections, "H" pile sections, Bantam Beams(R), and other structural shapes will also be produced. The plant's location will provide distribution advantages to the eastern United States.

"The cost advantages, product flexibility and second location that Chaparral East will provide all fit well with our mission of being the leader in cost, quality and service in our markets," continued Forward. "Production is scheduled to begin in 1999."

Chaparral Steel Company manufactures high quality structural and bar products from recycled steel for distribution throughout North America.


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